Exhibit 12.1

Tyme Technologies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,				Year ended March 31,
	2012	2013	2014	2015	2017
Determination of earnings
Loss before income taxes	$(887,579)	$(1,057,672)	$(2,660,677)	$(11,726,818)	$(15,206,781)
Add:
Fixed charges - per below	—	5,885	86,272	54,893	98,039

Total loss	(887,579)	(1,051,787)	(2,574,405)	(11,671,925)	(15,108,742)

Fixed charges:
Interest expense	—	5,885	76,561	38,301	—
Estimated component of rent expense	—	—	9,711	16,592	98,039

Total fixed charges	—	5,885	86,272	54,893	98,039

Ratio of earnings to fixed charges (1)	(1)	(1)	(1)	(1)	(1)

Deficiency of earnings to cover fixed charges	$887,579	$1,057,672	$2,660,677	$11,726,818	$15,206,781

(1)	For period presented, no ratio is provided as earnings were insufficient to cover fixed charges.